                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                             -----------------------



                                    FORM 11-K

 (Mark One)

         [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
               -----------------------------------

            For the Plan year ended December 31, 2000
                                    -----------------

                                       OR

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934
               -----------------------------------

For the Transition Period from _________________ to _________________


                     Commission file number 1-3523
                                            ------

                             A.      Full title of the Plan:

                                     WESTERN RESOURCES, INC.
                                     EMPLOYEES' 401(k) SAVINGS PLAN

                             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                     WESTERN RESOURCES, INC.
                                     818 Kansas Avenue
                                     Topeka, Kansas  66612






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                                                                EIN:  48-0290150
                                                                        PN:  004

             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999
              -----------------------------------------------------

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
             ------------------------------------------------------

Report of Independent Public Accountants

To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Western Resources, Inc. Employees' 401(k) Savings Plan (the Plan), as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Kansas City, Missouri,
June 15, 2001

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                                                                EIN:  48-0290150
                                                                         PN: 004


             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                           DECEMBER 31, 2000 AND 1999
                           --------------------------

                                             2000               1999
                                             ----               ----

ASSETS
------

Investments (See Note 3)                 $336,722,613        $311,056,169

Interest and Dividends Receivable             707,475           1,048,352

Accounts Receivable                            60,632                   -
                                         ------------        ------------
    Total Assets                         $337,490,720        $312,104,521
                                         ============        ============


LIABILITIES
-----------

Accounts Payable                         $         -         $    165,122
                                         ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS        $337,490,720        $311,939,399
                                         ============        ============


                 The accompanying notes to financial statements
                    are an integral part of these statements.

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                                                                EIN:  48-0290150
                                                                         PN: 004


             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                 ----------------------------------------------

                                              2000                 1999
                                              ----                 ----
ADDITIONS:
INVESTMENT INCOME-
  Net Appreciation (Depreciation) in
      Fair Value of Investments          $  7,892,113         $ (9,483,118)
  Interest                                  3,750,356            3,879,234
  Dividends                                20,117,135           22,311,206
                                         ------------         ------------
      Total Investment Income              31,759,604           16,707,322
                                         ------------         ------------

CONTRIBUTIONS:
  Participant                              11,390,331           10,619,755
  Employer                                  3,190,073            2,991,283
  Rollover                                    430,090              338,278
                                         ------------         ------------
      Total Contributions                  15,010,494           13,949,316
                                         ------------         ------------


      Total Additions                      46,770,098           30,656,638
                                         ------------         ------------

DEDUCTIONS:
  Benefits Paid to Participants            21,190,472           17,083,036
  Other                                        28,305               28,170
                                         ------------         ------------

      Total Deductions                     21,218,777           17,111,206
                                         ------------         ------------


NET INCREASE                               25,551,321           13,545,432

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                   311,939,399          298,393,967
                                         ------------         ------------
      End of year                        $337,490,720         $311,939,399
                                         ============         ============


                 The accompanying notes to financial statements
                   are an integral part of these statements.

             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2000 AND 1999
                           --------------------------

(1) PLAN DESCRIPTION:
--------------------

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         (a) General--The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         (b) Eligibility--An employee shall become eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment.

         (c) Contributions--Participants of the Plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings subject to certain Internal Revenue Code limits. In addition to or instead of pretax cash contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings. Contributions up to the first 6 percent of a participant's earnings are matched 50 percent by the Company. The matching Company contribution may be made in either cash or in Western Resources, Inc. common stock, generally at the option of the Company. If Company-matching contributions are made in the form of Company stock, such contributions may not be transferred to other investment funds. Participants are fully vested in all contributions and earnings thereon. The Plan allows rollover contributions into the Plan.

         Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company-matching accounts.

         Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with plan terms.

         (d) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

         (e) Loans to Participants--Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principle residence loans, provided the age criteria is met.

         (f) Tax Status--The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

         (g) Plan Termination--Although it has not expressed an intent to do so, the Company is free to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participant accounts remain fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------

         (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

         (b) Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (c) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

         (d) Investment Valuation--The Plan's investments are stated at fair value except for its investment contracts, which are valued at contract value which approximates market as determined by the custodian. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

(3) INVESTMENTS:
---------------

The plan provides for investments that are exposed to various risks. It is possible that changes in the values of investments will occur in the near-term and could materially affect the amounts reported in the statements of net assets available for benefits.

The following investments represent over 5 percent of net assets available for benefits at December 31:

                                         2000                 1999
                                         ----                 ----

         Vanguard Windsor Fund        $74,916,725          $72,956,350
         Western Resources, Inc.
              Common Stock Fund*       56,875,808*          35,261,477*
         Fidelity Magellan Fund        44,259,525           50,206,306
         Vanguard PRIMECAP Fund        52,001,403           40,840,917
         Vanguard 500 Index Fund       23,202,331           24,950,306

         *Includes both participant and nonparticipant-directed funds

The net appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 2000, consisted of the following:

         Fidelity Magellan Fund              $(6,393,306)
         Vanguard 500 Index Fund              (2,516,278)
         Vanguard International Growth Fund     (504,799)
         Vanguard PRIMECAP Fund               (2,403,279)
         Vanguard Total Bond Market
              Index Fund                          53,841
         Vanguard Wellington Fund                104,940
         Vanguard Windsor Fund                 1,007,596
         Western Resources, Inc.
              Common Stock Fund               18,543,398
                                             -----------
         Net Depreciation in Fair
              Value of Investments           $ 7,892,113
                                             ===========

(4) INVESTMENT CONTRACTS WITH INSURANCE COMPANIES:
-------------------------------------------------

The Plan has entered into investment contracts with several insurance companies. Each insurance company maintains contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the accompanying statements of net assets available for benefits at contract value (which approximates fair value) as reported to the Plan by the custodian. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The crediting interest rate of the investment contracts ranged from 5.47 percent to
7.56 percent as of December 31, 2000, and 5.5 percent and 7.2 percent as of December 31, 1999.

(5) NONPARTICIPANT-DIRECTED INVESTMENTS:
---------------------------------------

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows at December 31:

                                                  2000              1999
                                                  ----              ----

   Net Assets:

            Western Resources, Inc.
                 Common Stock Fund             $3,234,070         $742,519
                                               ==========         ========

   Changes in Net Assets Available for Benefits:

            Net Appreciation(Depreciation)     $  948,313         (270,248)

            Dividends                             137,017           39,267

            Contributions                       1,481,087          983,288

            Disbursements and Transfers to
              participant-directed investments    (74,866)          (9,788)
                                               ----------         --------

                                               $2,491,551         $742,519
                                               ==========         ========


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                                                                EIN:  48-0290150
                                                                         PN: 004
                                                                     PAGE 1 OF 2


             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

          Schedule H, line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
          -------------------------------------------------------------

                                DECEMBER 31, 2000
                                -----------------

                                     Number                          Carrying
    Description                     Of Units           Cost            Value
    -----------                    ---------        ----------     -------------

AIG Life, investment
 contract #944, matures 8/15/01     1,678,818       $1,678,818      $1,678,818

AIG Life, investment
 contract #1076, matures 8/15/01    2,052,473        2,052,473       2,052,473

Allstate Life Insurance Company,
 investment contract #6148,
 matures 10/31/03                   3,029,549        3,029,549       3,029,549

Deutsche Bank, investment
 contract #1, general account,
 matures 6/30/01                    3,582,908        3,582,908       3,582,908

Deutsche Bank, investment
 contract #2, general account,
 no maturity date                   8,928,973        8,928,973       8,928,973

John Hancock Life Insurance,
 investment contract #15073,
 matures 1/31/05                    3,034,257        3,034,257       3,034,257

Life of Virginia, investment
 contract #GS3115,
 matures 10/31/01                   1,929,191        1,929,191       1,929,191

Massachusetts Mutual Life
 Insurance, investment contract
 #35034, matures 4/30/04            5,305,671        5,305,671       5,305,671

Natwest Markets Sam, investment
 contract #185A, matures 6/30/02    7,569,097        7,569,097       7,569,097

New York Life Insurance Company,
 investment contract #30309,
 matures 10/31/02                   3,027,423        3,027,423       3,027,423

Principal Mutual Life Insurance
 Company, investment contract
 #418026-2, matures 1/31/04         3,216,613        3,216,613       3,216,613

                                                                EIN:  48-0290150
                                                                        PN:  004
                                                                     PAGE 2 OF 2



             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

          Schedule H, line 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
          -------------------------------------------------------------

                                DECEMBER 31, 2000
                                -----------------

                                   Number                           Carrying
   Description                    Of Units            Cost            Value
   -----------                   ----------        ----------       ----------

*Vanguard Prime Money Market
  Fund                           12,627,309      $ 12,627,309     $ 12,627,309

*Vanguard Windsor Fund            4,899,720        74,441,813       74,916,725

*Vanguard PRIMECAP Fund             861,236        41,350,900       52,001,403

*Vanguard 500 Index Fund            190,402        18,063,912       23,202,331

*Vanguard Wellington Fund           515,199        13,888,558       14,533,752

 Fidelity Magellan Fund             370,994        35,013,752       44,259,525

*Vanguard International Growth
  Fund                              150,557         2,907,230        2,841,006

*Vanguard Total Bond
  Market Index Fund                 159,341         1,564,938        1,587,032

*Western Resources, Inc.
  Common Stock                    2,292,224        52,907,359       56,875,808

*Participant loans, at interest
  rates ranging from 5.7% to 14%                   10,522,749       10,522,749
                                                 ------------     ------------

Total Investments                                $306,643,493     $336,722,613
                                                 ============     ============


*Investment with party-in-interest to the Plan.

                                                                EIN:  48-0290150
                                                                        PN:  004

             WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN
             ------------------------------------------------------

            Schedule H, line 4j- SCHEDULE OF REPORTABLE TRANSACTIONS
            --------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------

Investment/                          Historical    Carrying Value     Historical
Description    Type       Price(1)      Cost       On Trans. Date    Gain (Loss)
-----------    ----       -------       ----       --------------    -----------
 Western
 Resources
 Common Stock
 Fund         Purchases $12,262,482                 $12,262,482
              Sales       9,272,654  $10,549,519      9,272,654     ($1,276,865)



  (1) Amounts shown in this column are costs of purchases or proceeds from sales.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources, Inc. Employees' 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN RESOURCES, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

By:

       Signature                     Title                        Date
       ---------                     -----                        ----

/s/ James A. Martin                 Chairman                  June 27, 2001
------------------------------
James A. Martin


/s/ Bruce A. Akin                   Member                    June 27, 2001
------------------------------
Bruce A. Akin


/s/ Carl M. Koupal, Jr.             Member                    June 27, 2001
------------------------------
Carl M. Koupal, Jr.


/s/ Richard D. Terrill              Member                    June 27, 2001
------------------------------
Richard D. Terrill

EXHIBIT INDEX

Exhibit
Number          Description of Documents                                Page
----------------------------------------------------------------------------

   23           Consent of Independent Public Accountants
                (filed electronically)